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                                March 28, 2024

       Ming-Chia Huang
       Chief Executive Officer
       MKDWELL Tech Inc.
       1F, No. 6-2, Duxing Road,
       Hsinchu Science Park,
       Hsinchu City 300, Taiwan

                                                        Re: MKDWELL Tech Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed March 26,
2024
                                                            File No. 333-277785

       Dear Ming-Chia Huang:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 18, 2024 letter.

       Amendment No. 1 to Registration Statement on Form F-4

       Proposal No. 7 The NTA Amendment Proposal, page 94

   1. We note your disclosures related to the NTA Amendment Proposal. Please revise the risk factors section to
discuss that the removal of this provision could result in your securities falling within the
definition of a penny stock, the risks if your securities were to fall within the definition of penny
stock and the impact that your net tangible assets falling below
                                                        $5,000,001 could have
on your Nasdaq listing.
       Unaudited Pro Forma Condensed Combined Financial Information, page 143

   2. We note the filing now includes a NTA Amendment Proposal to remove the requirement that Cetus Capital have
net assets of at least $5,000,001 upon the consummation of its initial business
combination. We note you revised the pro forma financial statements
 Ming-Chia Huang
FirstName  LastNameMing-Chia Huang
MKDWELL      Tech Inc.
Comapany
March      NameMKDWELL Tech Inc.
       28, 2024
March2 28, 2024 Page 2
Page
FirstName LastName
         under the maximum redemption scenario, and all related disclosures throughout the filing, to assume holders of 1,898,342 Public Shares exercise their redemption rights in connection with the Business Combination, leaving 160,592 Public Shares outstanding;
         however, we also note you disclose you will not decline to honor any properly tendered redemptions and the Business Combination will not close unless all properly tendered redemptions have been satisfied. Based on your disclosures, it is not clear if the Business
         Combination could proceed if all properly tendered shares are redeemed. If it can, it does not appear the maximum redemption scenario you present reflects the maximum redemption that could occur and the pro forma financial statements do not reflect the range of possible results that can occur as required by Rule 11-02(a)(10) of Regulation S-
         X. Please address the following:
             Clearly disclose under the maximum redemption scenario that it assumes the NTA
              Amendment Proposal is approved and disclose the maximum number shares that could be redeemed if the NTA Amendment Proposal is not approved.
             If the Business Combination cannot proceed if more than 160,592
Public Shares are
              redeemed, the current pro forma financial statements under the maximum redemption may be appropriate but should be revised to clarify the Business Combination will not occur if more than 160,592 Public Shares are redeemed.
             If the Business Combination can proceed if all properly tendered shares are
              redeemed, the current pro forma financial statements under the maximum redemption scenario, and all related disclosures throughout the filing, should be revised to assume 100% of the Public Shares are redeemed. We note the redemption of 100% of the Public Shares could result in a negative pro forma cash balance;
              however, any negative pro forma cash balance should be reclassified to a liability and you should disclose and discuss the amount of additional funding that would be required to complete the Business Combination, including the risks and consequences of not obtaining such funding.
Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
Adjustment (2), page 149

3. We note your response to prior comment 4 and we note your revised adjustment to the non-controlling interest of $3,901,784 now appears significantly greater than a 37.64%
         equity interest in MKD Taiwan that would be attributable to the non-controlling interest as a result of the Taiwan Reorganization. Please be advised if the balance of the non-
         controlling interest you previously recorded in the initial Form F-4 was appropriate, it is not clear why you revised the balance. The intent of prior comment 4 was to advise you that the establishment of the non-controlling interest should not result in a change in MKD
         Taiwan   s historical accumulated deficit not that the balance of the non-controlling interest
         should be revised. To the extent appropriate, please revise adjustment
(2) to appropriately
         reflect the portion of MKD Taiwan's equity attributable to the non-controlling interest and the other side of that entry should only adjust APIC and AOCI. Otherwise, please explain
 Ming-Chia Huang
MKDWELL Tech Inc.
March 28, 2024
Page 3
      to us how you determined the current non-controlling interest balance is appropriate. You may also need to revise adjustment (6) since it is not clear why this adjustment does not just represent the reclassification of the ordinary share balance to additional paid in capital or why the reclassification impacts adjustment (2).
Part II Information Not Required in the Prospectus
Item 21. Exhibits and Financial Statement Schedules
Exhibit 5.2 Opinion of Sichenzia Ross Ference Carmel LLP as to the legality of the MKDWELL
Tech Inc. warrants, page II-1

4. We note your revisions in response to prior comment 6. Please revise the legal matters section to state that Sichenzia Ross Ference Carmel LLP will opine on the validity of the warrants.
        Please contact Eiko Yaoita Pyles at 202-551-3587 or Anne McConnell at 202-551-3709
if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Evan Ewing at 202-551-5920 with any other questions.



                                                             Sincerely,
FirstName LastNameMing-Chia Huang
                                                             Division of
Corporation Finance
Comapany NameMKDWELL Tech Inc.
                                                             Office of
Manufacturing
March 28, 2024 Page 3
cc:       Michael T. Campoli
FirstName LastName